AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 2012

                                                          1933 ACT FILE NO. 333-
                                                   1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                           REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 981

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                               ERIC F. FESS
    General Counsel and Secretary                      Chapman and Cutler LLP
    Guggenheim Funds Distributors, LLC                 111 West Monroe Street
    2455 Corporate West Drive                          Chicago, Illinois 60603
    Lisle, Illinois  60532                             (312) 845-3000
    (630) 505-3736


It is proposed that this filing will become effective (check appropriate box)

/ /       immediately upon filing pursuant to paragraph (b)

/ /       on (date) pursuant to paragraph (b)

/ /       60 days after filing pursuant to paragraph (a)(1)

/ /       on (date) pursuant to paragraph (a)(1) of rule 485

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /       Check box if it is proposed that this filing will become effective on
          (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                  PRELIMINARY PROSPECTUS DATED OCTOBER 15, 2012

                    GUGGENHEIM DEFINED PORTFOLIOS, SERIES 981
                  Equity & Income Portfolio of CEFs, Series 33
                      (the "Equity & Income of CEFs Trust")
               Covered Call & Income Portfolio of CEFs, Series 30
                  (the "Covered Call & Income of CEFs Trust")
                      Strategic Income Portfolio, Series 69
                         (the "Strategic Income Trust")


                            (A Unit Investment Trust)

     The above-referenced series is comprised of the Equity & Income Portfolio of CEFs, Series 33, Covered Call & Income Portfolio of CEFs, Series 30 and Strategic Income Portfolio, Series 69 (each, a "trust" and together, the "trusts").

     The attached final prospectus for the prior series of each respective trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for each trust in this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series of each trust should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series of each trust.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     For purposes of the Equity & Income of CEFs Trust, Covered Call & Income of CEFs Trust and Strategic Income Trust incorporated herein by reference is the final prospectus for Series 911 (Registration No. 333-180860) as filed on June 13, 2012, which shall be used as the preliminary prospectus for such Equity & Income of CEFs Trust, Covered Call & Income of CEFs Trust and Strategic Income Trust.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.    Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                        AMOUNT

               National Union Fire Insurance                $4,000,000
            Company of Pittsburgh, Pennsylvania
                          5692790

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel
                  Exhibits

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.0 Powers of Attorney authorizing Kevin Robinson to execute the Registration Statement. (Reference is made to Exhibit 6.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 909 (File No. 333-180859) filed on June 7, 2012).



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 981 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 15th day of October, 2012.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 981,
                                                                      Registrant

                                         By: GUGGENHEIM FUNDS DISTRIBUTORS, LLC,
                                                                       Depositor

                                                          By: /s/ Kevin Robinson
                                                              ------------------
                                                                 Kevin Robinson,
                                                   General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                           TITLE                                 DATE
                                                                               )  By:    /s/ Kevin Robinson
                                                                                         ------------------
                                                                               )         Kevin Robinson
                                                                               )         Attorney-in-Fact*

DONALD CACCIAPAGLIA*                      Chief Executive Officer and          )         October 15, 2012
                                          President of Guggenheim Funds        )
                                          Distributors, LLC                    )

FARHAN SHARAFF                            Chief Investment Officer of
                                          Guggenheim Funds Distributors,
                                          LLC

/s/ Kevin Robinson                        General Counsel and Secretary of               October 15, 2012
------------------                        Guggenheim Funds Distributors,
KEVIN ROBINSON                            LLC

/s/ Dominick Cogliandro                   Chief Operating Officer of                     October 15, 2012
-----------------------                   Guggenheim Funds Distributors,
DOMINICK COGLIANDRO                       LLC

/s/ Dominick Cogliandro                   Acting Chief Financial Officer                 October 15, 2012
-----------------------                   of Guggenheim Funds
DOMINICK COGLIANDRO                       Distributors, LLC

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*    An executed copy of the related powers of attorney were filed as Exhibit
     6.0 to Amendment No. 1 to the Registration Statement of Guggenheim Defined Portfolios, Series 909 on June 7, 2012.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 981

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                  THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
October 15, 2012